                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                     ------------------------------------

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the year ended December 31, 1997

[ ] OR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________


                        Commission file number 33-81011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

                U.S. Foodservice 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                U.S. Foodservice
                9830 Patuxent Woods Drive
                Columbia, Maryland  21046

                                   EXHIBITS

Exhibit                         Description
Number                           of Exhibit
-------                         -----------

  1             Consent of Price Waterhouse LLP, Independent
                Accountants, Filed herewith.

                                  SIGNATURES
                                  ----------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                U.S. Foodservice
                                401(k) Retirement Savings Plan

                                By: JP Foodservice Distributors, Inc.
                                    Plan Administrator

Dated: June 29, 1998            By: /s/ George T. Megas
                                   ----------------------------------------
                                   George T. Megas
                                   Vice President, Chief Accounting Officer

JP FOODSERVICE, INC.
401(K) RETIREMENT
SAVINGS PLAN

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 1997 AND 1996

JP FOODSERVICE, INC.
401(K) RETIREMENT SAVINGS PLAN
INDEX
--------------------------------------------------------------------------------

Financial Statements:                                                                               Page
 Report of Independent Accountants                                                                      1

 Statement of Net Assets Available for Benefits, with Fund Information                                2-3

 Statement of Changes in Net Assets Available for Benefits, with Fund Information                     4-5

 Notes to Financial Statements                                                                       6-10

Additional Information:

 Schedule  I - Schedule of Assets Held for Investment Purposes                                         11

 Schedule II - Schedule of Reportable Transactions                                                     12

                       REPORT OF INDEPENDENT ACCOUNTANTS



      June 18, 1998

      To the Participants and Administrator
      of the JP Foodservice, Inc. 401(k) Retirement Savings Plan


      In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the JP Foodservice, Inc. 401(k) Retirement Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedule of assets held for investment purposes and the schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedule of assets held for investment purposes, the schedule of reportable transactions and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

      /s/ Price Waterhouse LLP

JP FOODSERVICE, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                         DECEMBER 31, 1997

                                                         FUND INFORMATION
                                                         ----------------


                                                                            FIDELITY       FIDELITY
                                          CHARTER          FIDELITY          ADVISOR       ADVISOR      INVESCO
                                          GUARANTEED        ADVISOR          GROWTH         EQUITY     INDUSTRIAL
                                          LONG-TERM        BALANCED       OPPORTUNITIES     GROWTH       INCOME
                                          FUND              FUND             FUND           FUND          FUND

ASSETS
Investments, at fair value
 CIGNA Charter Guaranteed Long-Term
  Account                                 $9,552,751
 CIGNA Fidelity Advisor
  Balanced Fund                                           $1,563,963
 CIGNA Fidelity Advisor
  Growth
  Opportunities Fund                                                      $6,685,791
 CIGNA Fidelity Advisor Equity Growth
  Fund                                                                                    $5,117,687
 CIGNA INVESCO Industrial
  Income Fund                                                                                          $5,866,946
 CIGNA Founders Balanced
  Fund
 CIGNA Warburg Pincus
  Advisor International
  Equity Fund
 JP Foodservice Common
  Stock
Participant notes
 receivable
Employer contributions
 receivable
                                          ----------      ----------      ----------      ----------   ----------
Net assets available for
 benefits                                 $9,552,751      $1,563,963      $6,685,791      $5,117,687   $5,866,946
                                          ==========      ==========      ==========      ==========   ==========

                                                         WARBURG
                                                         PINCUS
                                                         ADVISOR          JP
                                           FOUNDERS   INTERNATIONAL   FOODSERVICE      PARTICIPANT
                                           BALANCED      EQUITY         COMMON           NOTES
                                             FUND        FUND           STOCK          RECEIVABLE       TOTAL

ASSETS
Investments, at fair value
 CIGNA Charter Guaranteed Long-Term
  Account                                                                                             $9,552,751
 CIGNA Fidelity Advisor
  Balanced Fund                                                                                        1,563,963
 CIGNA Fidelity Advisor
  Growth
  Opportunities Fund                                                                                   6,685,791
 CIGNA Fidelity Advisor Equity Growth
  Fund                                                                                                 5,117,687
 CIGNA INVESCO Industrial
  Income Fund                                                                                          5,866,946
 CIGNA Founders Balanced
  Fund                                   $  664,721                                                      664,721
 CIGNA Warburg Pincus
  Advisor International
  Equity Fund                                         $1,400,548                                       1,400,548
 JP Foodservice Common
  Stock                                                                $11,538,638                    11,538,638
Participant notes
 receivable                                                                            $209,240          209,240
Employer contributions
 receivable                                                              1,957,774                     1,957,774
                                         ----------   ----------       -----------     --------      -----------
Net assets available for
 benefits                                $  664,721   $1,400,548       $13,496,412     $209,240      $44,558,059
                                         ==========   ==========       ===========     ========      ===========


  The accompanying notes are an integral part of these financial statements.

JP FOODSERVICE, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------
                               DECEMBER 31, 1996

                               FUND INFORMATION
                               ----------------

                                                                      FIDELITY       FIDELITY
                                           CHARTER      FIDELITY       ADVISOR       ADVISOR      INVESCO
                                          GUARANTEED    ADVISOR        GROWTH         EQUITY     INDUSTRIAL
                                          LONG-TERM     BALANCED    OPPORTUNITIES     GROWTH       INCOME
                                             FUND         FUND          FUND           FUND         FUND

ASSETS
Investments, at fair value
 CIGNA Charter Guaranteed Long-Term
  Account                                 $9,405,646
 CIGNA Fidelity Advisor
  Balanced Fund                                        $1,133,363
 CIGNA Fidelity Advisor
  Growth
  Opportunities Fund                                                   $4,443,052
 CIGNA Fidelity Advisor Equity Growth
  Fund                                                                              $3,669,064
 CIGNA INVESCO Industrial
  Income Fund                                                                                    $4,477,163
 CIGNA Founders Balanced
  Fund
 CIGNA Warburg Pincus
  Advisor International
  Equity Fund
 JP Foodservice Common
  Stock
Participant notes
 receivable
Employer contributions
 receivable
Cash equivalents                              77,484        4,677          41,060       37,092       31,562
                                          ----------   ----------      ----------   ----------   ----------
Net assets available for
 benefits                                 $9,483,130   $1,138,040      $4,484,112   $3,706,156   $4,508,725
                                          ==========   ==========      ==========   ==========   ==========


                                                          WARBURG
                                                          PINCUS
                                                          ADVISOR         JP
                                           FOUNDERS    INTERNATIONAL  FOODSERVICE    PARTICIPANT
                                           BALANCED        EQUITY       COMMON         NOTES
                                             FUND          FUND          STOCK       RECEIVABLE     TOTAL

ASSETS
Investments, at fair value
 CIGNA Charter Guaranteed Long-Term
  Account                                                                                          $9,405,646
 CIGNA Fidelity Advisor
  Balanced Fund                                                                                     1,133,363
 CIGNA Fidelity Advisor
  Growth
  Opportunities Fund                                                                                4,443,052
 CIGNA Fidelity Advisor Equity Growth
  Fund                                                                                              3,669,064
 CIGNA INVESCO Industrial
  Income Fund                                                                                       4,477,163
 CIGNA Founders Balanced
  Fund                                    $  295,915                                                  295,915
 CIGNA Warburg Pincus
  Advisor International
  Equity Fund                                            $1,417,886                                 1,417,886
 JP Foodservice Common
  Stock                                                               $ 7,197,195                   7,197,195
Participant notes
 receivable                                                                            $ 24,546        24,546
Employer contributions
 receivable                                                             1,831,727                   1,831,727
Cash equivalents                              17,427         18,995        21,443                     249,740
                                          ----------     ----------   -----------    ----------   -----------
Net assets available for
 benefits                                 $  313,342     $1,436,881   $ 9,050,365      $ 24,546   $34,145,297
                                          ==========     ==========   ===========    ==========   ===========


  The accompanying notes are an integral part of these financial statements.

JP FOODSERVICE, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                         YEAR ENDED DECEMBER 31, 1997

                               FUND INFORMATION
                               ----------------

                                                          FIDELITY      FIDELITY
                              CHARTER      FIDELITY        ADVISOR      ADVISOR      INVESCO
                             GUARANTEED    ADVISOR         GROWTH        EQUITY     INDUSTRIAL
                             LONG-TERM     BALANCED     OPPORTUNITIES   GROWTH        INCOME
                                FUND         FUND          FUND           FUND         FUND
                             ----------   ----------      ----------   ----------   ----------
Additions to net assets
 attributed to:
 Investment income
  Interest                   $  540,555
  Net appreciation
   (depreciation) in fair
   value of investments                   $  269,464      $1,348,152   $  897,496   $1,171,911
                             ----------   ----------      ----------   ----------   ----------
                                540,555      269,464       1,348,152      897,496    1,171,911
                             ----------   ----------      ----------   ----------   ----------
 Contributions
  Employer
  Employee                      986,521      308,279         845,058      649,396      505,472
                             ----------   ----------      ----------   ----------   ----------
                                986,521      308,279         845,058      649,396      505,472
                             ----------   ----------      ----------   ----------   ----------
Total additions               1,527,076      577,743       2,193,210    1,546,892    1,677,383

Deductions from net assets
 attributed to:
 Benefit payments               904,621      103,755         249,058      339,387      322,334
 Transaction charge              20,996          603           5,245        1,160        1,575
 Participant notes
  receivable terminated
  due to withdrawal of
   participant
                             ----------   ----------      ----------   ----------   ----------
Total deductions                925,617      104,358         254,303      340,547      323,909

Change in forfeiture
 reserve, net                   (30,342)      (3,804)        (13,559)      (6,481)     (20,984)
                             ----------   ----------      ----------   ----------   ----------
Net increase prior to
 interfund transfers            571,117      469,581       1,925,348    1,199,864    1,332,490
Interfund transfers, net       (501,496)     (43,658)        276,331      211,667       25,731
                             ----------   ----------      ----------   ----------   ----------
Net increase (decrease)          69,621      425,923       2,201,679    1,411,531    1,358,221
Net assets available for
 benefits at beginning of
 year                         9,483,130    1,138,040       4,484,112    3,706,156    4,508,725
                             ----------   ----------      ----------   ----------   ----------

Net assets available for
 benefits at end of year     $9,552,751   $1,563,963      $6,685,791   $5,117,687   $5,866,946
                             ==========   ==========      ==========   ==========   ==========


                                            WARBURG
                                            PINCUS
                                            ADVISOR          JP
                              FOUNDERS   INTERNATIONAL   FOODSERVICE   PARTICIPANT
                              BALANCED      EQUITY         COMMON        NOTES
                                FUND         FUND           STOCK      RECEIVABLE      TOTAL
                             ----------   ------------   ----------    ----------   ----------
Additions to net assets
 attributed to:
 Investment income
  Interest                                                             $    6,988   $  547,543
  Net appreciation
   (depreciation) in fair
   value of investments      $   72,660     $  (85,286)  $ 2,792,504                 6,466,901
                             ----------     ----------   ----------    ----------   ----------
                                 72,660        (85,286)   2,792,504         6,988    7,014,444
                             ----------     ----------   ----------    ----------   ----------

 Contributions
  Employer                                                1,957,774                  1,957,774
  Employee                      188,952        335,068      442,013                  4,260,759
                             ----------     ----------   ----------    ----------   ----------
                                188,952        335,068    2,399,787                  6,218,533
                             ----------     ----------   ----------    ----------   ----------
Total additions                 261,612        249,782    5,192,291         6,988   13,232,977

Deductions from net assets
 attributed to:
 Benefit payments                 7,554        112,150      460,734                  2,499,593
 Transaction charge                 249            846       15,702                     46,376
 Participant notes
  receivable terminated
  due to withdrawal of
   participant                                                             10,730       10,730
                             ----------     ----------   ----------    ----------   ----------
Total deductions                  7,803        112,996      476,436        10,730    2,556,699

Change in forfeiture
 reserve, net                                   (4,979)    (183,367)                  (263,516)
                             ----------     ----------   ----------    ----------   ----------
Net increase prior to
 interfund transfers            253,809        131,807    4,532,488        (3,742)  10,412,762
Interfund transfers, net         97,570       (168,140)     (86,441)      188,436            -
                             ----------     ----------   ----------    ----------   ----------
Net increase (decrease)         351,379        (36,333)   4,446,047       184,694   10,412,762
Net assets available for
 benefits at beginning of
 year                           313,342      1,436,881    9,050,365        24,546   34,145,297
                             ----------     ----------   ----------    ----------   ----------
Net assets available for
 benefits at end of year     $  664,721     $1,400,548  $13,496,412      $209,240  $44,558,059
                             ==========     ==========  ===========    ==========   ==========

  The accompanying notes are an integral part of these financial statements.

JP FOODSERVICE, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------
                         YEAR ENDED DECEMBER 31, 1996

                               FUND INFORMATION
                               ----------------

                                                         FIDELITY       FIDELITY
                              CHARTER      FIDELITY       ADVISOR       ADVISOR      INVESCO
                             GUARANTEED    ADVISOR        GROWTH         EQUITY     INDUSTRIAL
                             LONG-TERM     BALANCED    OPPORTUNITIES     GROWTH       INCOME
                                FUND         FUND          FUND           FUND         FUND
Additions to net assets
 attributed to:
 Investment income
  Interest                   $  527,537
  Net appreciation in fair
   value
   of investments                         $   88,453      $  650,564   $  449,633   $  627,175
                             ----------   ----------      ----------   ----------   ----------
                                527,537       88,453         650,564      449,633      627,175
                             ----------   ----------      ----------   ----------   ----------
 Contributions
  Employer
  Employee                    1,028,434      250,017         634,380      544,749      451,665
                             ----------   ----------      ----------   ----------   ----------
                              1,028,434      250,017         634,380      544,749      451,665
                             ----------   ----------      ----------   ----------   ----------
Total additions               1,555,971      338,470       1,284,944      994,382    1,078,840

Deductions from net assets
 attributed to:
 Benefit payments               833,370      117,938         250,677      121,030      287,620
 Transaction charge              17,226          567           4,146          606        1,050
 Participant notes
  receivable terminated
  due to withdrawal of
   participant
                             ----------   ----------      ----------   ----------   ----------
Total deductions                850,596      118,505         254,823      121,636      288,670

Change in forfeiture
 reserve, net                   (76,755)      (8,689)        (30,015)     (18,488)     (52,710)
                             ----------   ----------      ----------   ----------   ----------
Net increase prior to
 interfund transfers            628,620      211,276       1,000,106      854,258      737,460
Interfund transfers, net       (372,573)     (96,027)       (258,387)     236,283      (97,918)
                             ----------   ----------      ----------   ----------   ----------
Net increase                    256,047      115,249         741,719    1,090,541      639,542
Net assets available for
 benefits
 at beginning of the year     9,227,083    1,022,791       3,742,393    2,615,615    3,869,183
                             ----------   ----------      ----------   ----------   ----------

Net assets available for
 benefits
 at end of the year          $9,483,130   $1,138,040      $4,484,112   $3,706,156   $4,508,725
                             ==========   ==========      ==========   ==========   ==========


                                            WARBURG
                                            PINCUS
                                            ADVISOR           JP
                              FOUNDERS   INTERNATIONAL   FOODSERVICE   PARTICIPANT
                              BALANCED      EQUITY          COMMON        NOTES
                                FUND         FUND           STOCK      RECEIVABLE       TOTAL
Additions to net assets
 attributed to:
 Investment income
  Interest                                                             $      469     $  528,006
  Net appreciation in fair
   value
   of investments            $    7,880     $  119,429   $ 2,106,808                   4,049,942
                             ----------     ----------   -----------   ----------   ------------
                                  7,880        119,429     2,106,808          469      4,577,948
                             ----------     ----------   -----------   ----------   ------------
 Contributions
  Employer                                                 1,831,727                   1,831,727
  Employee                       34,428        276,905       337,877                   3,558,455
                             ----------     ----------   -----------   ----------   ------------
                                 34,428        276,905     2,169,604                   5,390,182
                             ----------     ----------   -----------   ----------   ------------
Total additions                  42,308        396,334     4,276,412          469      9,968,130

Deductions from net assets
 attributed to:
 Benefit payments                              144,831       253,617                   2,009,083
 Transaction charge                                804        10,292                      34,691
 Participant notes
  receivable terminated
  due to withdrawal of
   participant                                                                467            467

                             ----------     ----------   -----------   ----------   ------------
Total deductions                               145,635       263,909          467      2,044,241

Change in forfeiture
 reserve, net                                   (9,293)      (33,397)                   (229,347)
                             ----------     ----------   -----------   ----------   ------------
Net increase prior to
 interfund transfers             42,308        241,406     3,979,106            2      7,694,542
Interfund transfers, net        271,034         27,440       265,604       24,544              -
                             ----------     ----------   -----------   ----------   ------------
Net increase                    313,342        268,846     4,244,710       24,546      7,694,542
Net assets available for
 benefits
 at beginning of the year             -      1,168,035     4,805,655            -     26,450,755
                             ----------     ----------   -----------   ----------   ------------
Net assets available for
 benefits
 at end of the year          $  313,342     $1,436,881   $ 9,050,365     $ 24,546    $34,145,297
                             ==========     ==========   ===========   ==========   ============


  The accompanying notes are an integral part of these financial statements.

JP FOODSERVICE, INC.
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of the JP Foodservice, Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan established effective September 1, 1989 and most recently amended on May 8, 1997, retroactively effective January 1, 1993. Generally, non-union employees of JP Foodservice Distributors, Inc. (the "Employer") and any successor organization to such Employer which elects to continue the Plan become eligible to participate 30 days after their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS

     Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. The Company will make a matching contribution in an amount equal to $1.00 for each $1.00 contributed by an employee, up to a maximum of 2 percent of the participant's compensation. The Company may also make a nonelective contribution in an amount equal to 1 percent of the participant's compensation. However, the amount of contribution may vary as determined by the Company.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     VESTING

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

JP FOODSERVICE, INC.
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may currently direct contributions among any of the following investment options:

     . Charter Guaranteed Long-Term Fund (formerly "Guaranteed Long-Term Fund")
       -Funds are invested in the CIGNA Charter Guaranteed Long-Term Account, which provides a guaranteed rate of return reset semiannually.

     . Fidelity Advisor Balanced Fund (formerly "Fidelity Advisor Income &
       Growth Fund") -Funds are invested solely in units of the CIGNA Fidelity Advisor Balanced Fund, which in turn invests solely in shares of the Fidelity Advisor Balanced Fund.

     . Fidelity Advisor Growth Opportunities Fund - Funds are invested solely in units of the CIGNA Fidelity Advisor Growth Opportunities Fund, which in turn invests solely in shares of the Fidelity Advisor Growth Opportunities Fund.

     . Fidelity Advisor Equity Growth Fund - Funds are invested solely in units of the CIGNA Fidelity Advisor Equity Growth Fund, which in turn invests solely in shares of the Fidelity Advisor Equity Growth Fund.

     . INVESCO Industrial Income Fund - Funds are invested solely in units of the CIGNA INVESCO Industrial Income Fund, which in turn invests solely in shares of the INVESCO Industrial Income Fund.

     . Founders Balanced Fund - Funds are invested solely in units of the CIGNA
       Founders Balanced Fund, which in turn invests solely in shares of the Founders Balanced Fund.

     . Warburg Pincus Advisor International Equity Fund - Funds are invested solely in units of the CIGNA Warburg Pincus Advisor International Equity Fund, which in turn invests solely in shares of the Warburg Pincus Advisor International Equity Fund.

     . JP Foodservice Common Stock - Funds are invested solely in shares of JP
       Foodservice, Inc. common stock.

     Participants may change their investment options at any time with the exception of participants' Company matching and nonelective contributions which must be invested in JP Foodservice Common Stock.

     PAYMENT OF BENEFITS

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, a distribution in the form of an annuity, or a combination of both. The participant's vested Company match may also be distributed in the form of Company stock. Distributions are subject to the applicable provisions of the Plan agreement.

JP FOODSERVICE, INC.
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     PARTICIPANT NOTES RECEIVABLE

     Effective July 1, 1996, participants may borrow up to the lesser of $50,000 or 50 percent of the vested portion of the their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

     CASH EQUIVALENTS

     Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 1996 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

2.   SUMMARY OF ACCOUNTING POLICIES

     METHOD OF ACCOUNTING

     The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

     INVESTMENTS

     Investments in pooled separate accounts (CIGNA Fidelity Advisor Balanced Fund, CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Fidelity Advisor Equity Growth Fund, CIGNA INVESCO Industrial Income Fund, CIGNA Founders Balanced Fund and CIGNA Warburg Pincus Advisor International Equity Fund) are recorded at fair value, as determined by the unit values as reported by the Connecticut General Life Insurance Company ("CG Life"). The investment in the CIGNA Charter Guaranteed Long-Term Account is non-fully benefit responsive and is recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The JP Foodservice, Inc. common stock is recorded at its quoted market price.

     CONTRIBUTIONS

     Employee contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Most Company matching contributions are recorded at year end. The Company currently makes all matching contributions into JP Foodservice, Inc. Common Stock.

JP FOODSERVICE, INC.
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     BENEFITS

     Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.   DEPOSIT WITH INSURANCE COMPANY

     The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Long-Term Account. CG Life commingles the assets of the CIGNA Charter Guaranteed Long-Term Account with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account the Plan is credited with interest at the rate specified in the contract which was 5.95% and 5.85% for the years ended December 31, 1997 and 1996, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six months. As discussed in Note 2, the Charter Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

4.   INVESTMENTS

     Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                            DECEMBER 31,
                                                          1997         1996

   CIGNA Charter Guaranteed Long-Term Account          $ 9,552,751  $9,405,646
     interest rates, 5.95%; 5.85%
   CIGNA Fidelity Advisor Growth Opportunities Fund      6,685,791   4,443,052
     units, 107,992; 92,084
   CIGNA Fidelity Advisor Equity Growth Fund             5,117,687   3,669,064
     units, 85,594; 75,901
   CIGNA INVESCO Industrial Income Fund                  5,866,946   4,477,163
     units, 269,621; 259,245
   JP Foodservice Common Stock                          11,538,638   7,197,195
     shares, 312,362; 258,334

5.   PARTICIPANT NOTES RECEIVABLE

     Under the terms of the Plan, effective July 1, 1996, participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (7.00% to 10.00% and 8.00% to 8.50% for the years ended December 31, 1997 and 1996, respectively.)

JP FOODSERVICE, INC.
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

     Certain balances included on lines 31 and 32 of the Annual Return/Report of Employee Benefit Plans (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.   FORFEITURES

     The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $11,518 and $0 at December 31, 1997 and 1996, respectively, is included in the CIGNA Charter Guaranteed Long-Term Account and is available to offset contributions, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1997 and 1996 Company cash contributions were offset by $267,300 and $235,444, respectively, from forfeited nonvested accounts.

10.  SUBSEQUENT EVENTS

     Effective January 1, 1998, employees of Valley Industries, Squeri Food Service, Inc., Arrow Paper and Supply Co., Inc. and Mazo-Lerch Company, which were previously acquired, became eligible to participate in the Plan, subject to Plan provisions. During 1998, Sorrento Food Service, Inc. was acquired by JP Foodservice, Inc. at which time employees became eligible to participate in the Plan subject to Plan provisions. Effective February 26, 1998, JP Foodservice, Inc. changed its name to U.S. Foodservice.

JP FOODSERVICE, INC.                                      ADDITIONAL INFORMATION
401(K) RETIREMENT SAVINGS PLAN                                        SCHEDULE I
LINE 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                      (c)
                    (b)               DESCRIPTION OF INVESTMENT INCLUDING                       (e)
       IDENTITY OF ISSUE, BORROWER,     MATURITY DATE, RATE OF INTEREST,        (d)           CURRENT
 (a)     LESSOR, OR SIMILAR PARTY      COLLATERAL, PAR OR MATURITY VALUE        COST           VALUE


       Connecticut General Life       CIGNA Charter Guaranteed Long-Term
*      Insurance Company              Account
                                      5.95%                                   $ 9,552,751   $  9,552,751

       Connecticut General Life       CIGNA Fidelity Advisor Balanced Fund
*      Insurance Company              $27.48/unit                               1,205,034      1,563,963

       Connecticut General Life       CIGNA Fidelity Advisor Growth
*      Insurance Company              Opportunities Fund
                                      $61.91/unit                               4,278,210      6,685,791

       Connecticut General Life       CIGNA Fidelity Advisor Equity
*      Insurance Company              Growth Fund
                                      $59.79/unit                               3,561,998      5,117,687

       Connecticut General Life       CIGNA INVESCO Industrial
*      Insurance Company              Income Fund
                                      $21.76/unit                               3,700,485      5,866,946

       Connecticut General Life       Founders Balanced Fund
*      Insurance Company              $13.15/unit                                 597,940        664,721

       Connecticut General Life       CIGNA Warburg Pincus Advisor
*      Insurance Company              International Equity Fund
                                      $22.23/unit                               1,371,739      1,400,548

*      JP Foodservice, Inc.           JP Foodservice Common Stock
                                      $36.94/share                              6,132,076     11,538,638

*      Participant Notes Receivable   7.00% - 10.00%                              209,240        209,240

*  Indicates an identified person known to be a party-in-interest to the Plan.

JP FOODSERVICE, INC.                                     ADDITIONAL INFORMATION
401(K) RETIREMENT SAVINGS PLAN                                      SCHEDULE II
LINE 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1997
--------------------------------------------------------------------------------




                             (b)
                         DESCRIPTION
                           OF ASSET                                                                             (h)
                           (INCLUDE                                            (f)                           CURRENT
                        INTEREST RATE                                        EXPENSE            (g)           VALUE
       (a)               AND MATURITY        (c)        (d)         (e)      INCURRED          COST        OF ASSET ON      (i)
IDENTITY OF PARTY          IN CASE        PURCHASE    SELLING      LEASE       WITH             OF         TRANSACTION    NET GAIN
    INVOLVED              OF A LOAN)        PRICE      PRICE      RENTAL    TRANSACTION       ASSET            DATE        (LOSS)
Connecticut General    Purchases
Life Insurance         into CIGNA
Company                Charter
                       Guaranteed
                       Long-Term
                       Account          $ 2,323,402     N/A         N/A         N/A        $   2,323,402    $ 2,323,402         -


Connecticut General    Sales from
Life Insurance         CIGNA
Company                Charter
                       Guaranteed
                       Long-Term
                       Account            N/A         $ 2,720,636   N/A         N/A            2,720,636      2,720,636         -


Connecticut General    Purchases
Life Insurance         into CIGNA
Company                Fidelity
                       Advisor
                       Growth
                       Opportunities
                       Fund               1,472,655     N/A         N/A         N/A            1,472,655      1,472,655         -

Connecticut General    Sales from
Life Insurance         CIGNA
Company                Fidelity
                       Advisor
                       Growth
                       Opportunities Fund N/A             578,068   N/A         N/A              392,457        578,068  $  185,611


Connecticut General    Purchases
Life Insurance         into CIGNA
Company                Fidelity
                       Advisor
                       Equity
                       Growth Fund        1,241,411     N/A         N/A         N/A            1,241,411      1,241,411           -


Connecticut General    Sales from
Life Insurance         CIGNA
Company                Fidelity
                       Advisor
                       Equity
                       Growth Fund       N/A             690,284   N/A         N/A              494,206        690,284      196,078


JP Foodservice, Inc.   Purchases
                       into JP
                       Foodservice
                       Common Stock      2,593,092     N/A         N/A         N/A            2,593,092      2,593,092           -

JP Foodservice, Inc.   Sales from JP
                       Foodservice
                       Common Stock      N/A           1,044,153   N/A         N/A              702,005      1,044,153      342,148


